Mail Stop 3561

July 13, 2006

T. Alan Walls, Chief Financial Officer and Secretary
Bad Toys Holdings, Inc
2344 Woodridge Avenue
Kingsport, Tennesse, 37664

   Re: **Bad Toys Holdings, Inc.**
      Form 10-KSB for the year ended December 31, 2005
      Filed March 31, 2006
      File No. 000-50059

      Form 8-K dated February 4, 2005
      Filed February 9, 2005
      File No. 000-50059

Dear Mr. Walls:

   We have reviewed your filing and have the following comments. We think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

   Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

   Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Form 10-KSB For the Fiscal Year Ended December 31, 2005

Item 6- Management Discussion and Analysis or Plan of Operations

Liquidity and Capital Resources, page 36

1. Your disclosures indicate that you have commenced the negotiations to secure a $10,000,000 asset based line of credit.   As such, please expand your disclosures to discuss the potential consequences to your business if (for whatever reason) you are unable to successfully obtain this credit line. For example, explain how you plan to service your indebtedness to the IRS and GE Capital.

Critical Accounting Policies, page 38

2. Your critical accounting policy disclosure should not duplicate the accounting policy disclosures in the notes to the financial statements. Instead, your critical accounting policy disclosure should address specifically why your accounting estimates or assumptions bear the risk of change (e.g., uncertainty attached to the estimate or assumption, difficulty in measuring or valuing) and, to the extent material, such factors as how you arrived at the estimates, how accurate the estimates/assumptions have been in the past. For example, you should expand on your disclosure in the Critical Accounting Policies section of MD&A to give the reader an understanding of the type of uncertainties that are in place during your revenue recognition process and how you ensure that those uncertainties are mitigated before recognizing any revenues. Please refer to the guidance in Section V of FR-72 (Release No. 33-8350).

Item 7- Financial Statements

Report of Independent Registered Public Accounting Firm

3. The last paragraph of the audit report should refer to generally accepted accounting principles, not standards. Please revise.

Consolidated Balance Sheets

4. We note an increase of approximately $7 million to the provision for doubtful accounts. Due to the significance of this increase, please tell us and disclose in MD&A the reason and nature of the increase to your provision for doubtful accounts. Be detailed and concise in your response.

Note 1- Significant Accounting Policies

5. Please revise your Note 1 to financial statements to discuss your revenue recognition policy. In this regard, it is unclear how you have determined that collectibility is reasonably assured. Based on your disclosure, such as that found on the bottom of page 17 with respect to your post-service collection efforts, it appears you may need to reduce your revenues by the estimated amount of discounts applicable to Medicare, Medicaid and other third-party payers. Refer to SAB 101 and SAB 104 for guidance.

Note 8- Acquisitions

6. We note that you acquired the stock of Southland Health Services on February 5, 2005, with an "effective date" of December 1, 2004, and that you reflected this acquisition in your 2004 audited financial statements. However, pursuant to paragraph 48 of SFAS 141, a designated date for an acquisition should only be given effect for accounting purposes if effective control is transferred to the acquiring entity. In your stock purchase agreement with the former owners of Southland Health Services, there are conditions of closing with respect to, among other things, satisfactory financing and absence of a material adverse change in the business of Southland Health Services. The existence of these conditions appears to have precluded the transfer of effective control until the closing on February 5, 2005. Accordingly, please amend your 2004 financial statements to exclude the acquisition of Southland Health Services and include appropriate disclosure of such acquisition as a subsequent event.

7. Please revise to include all of the disclosures required by paragraphs 51 through 57 of SFAS 141. Additionally, please expand your disclosures to include all significant details for each of your acquisitions.

8. Further, based on the disclosures on page 3 of your capital stock purchase agreement with Southland Health Services, it appears that you issued warrants to the sellers to acquire 2,300,000 shares of your common stock. However, you do not discuss this issuance in the notes to your financial statements. Further, based on the exercise price of $.50 cents per share and a guarantee the that seller will receive no less than $1.50 per share as to 40% of the warrant shares pursuant to a qualified sale, it appears that these warrants have an intrinsic value at the date of issuance. As such, please tell us and revise your financials statements to disclose how you accounted for these warrants.

Note 9- Legal

9. Please revise note 9 to indicate the likelihood of an adverse outcome and give an estimate of the amount or range of loss or possible loss, or state that such an estimate cannot be made, as appropriate. See paragraph 10 of SFAS 5 for guidance.

Form 8-K, dated February 4, 2005

10. In Item 9.01 of your Form 8-K, dated February 4, 2005, you state that financial statements of Southland Health Services and pro forma information reflecting its acquisition will be filed, by amendment, not later than 71 calendar days after the date of such Form 8-K. However, it appears that no amendment has yet been filed. Please explain supplementally, and file the required financial statements and pro forma information as soon as practicable.

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We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Juan Migone at (202) 551-3312 or the undersigned at (202) 551-3211 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

David R. Humphrey
Branch Chief- Accountant